FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of February 2013

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	Quarterly report for the nine months ended December 31, 2012, filed on February 13, 2013 with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan. (English translation)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ HARUHIKO SEZAKI
Haruhiko Sezaki, Attorney-in-Fact
General Manager of IR Disclosure,
Panasonic Corporation

Dated: February 14, 2013

[English summary with full translation of consolidated financial information]

Quarterly Report filed with the Japanese government

pursuant to the Financial Instruments and Exchange

Law of Japan

For the nine months ended

December 31, 2012

Panasonic Corporation

Osaka, Japan

Disclaimer Regarding Forward-Looking Statements

This quarterly report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this quarterly report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this quarterly report. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions including the business reorganization after the acquisition of all shares of Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd.; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of Panasonic to achieve its midterm management plan; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world, disruption of supply chain and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual reports, Form 20-F, and any other reports and documents which are on file with the U.S. Securities and Exchange Commission.

Note:	Certain information previously filed with the SEC in other reports is not included in this English translation.

I	Corporate Information

(1)	Consolidated Financial Summary

	Yen (millions), except per share amounts
	Nine months ended December 31, 2012	Nine months ended December 31, 2011	Year ended March 31, 2012
Net sales	5,439,663	5,965,398	7,846,216
Income (loss) before income taxes	(269,398)	(350,531)	(812,844)
Net income (loss)	(633,371)	(364,112)	(816,144)
Net income (loss) attributable to Panasonic Corporation	(623,830)	(333,819)	(772,172)
Comprehensive income (loss) attributable to Panasonic Corporation	(570,792)	(477,223)	(881,189)
Total Panasonic Corporation shareholders’ equity	1,340,663	2,332,466	1,929,786
Total equity	1,382,881	2,396,258	1,977,566
Total assets	5,744,186	7,000,907	6,601,055
Net income (loss) per share attributable to Panasonic Corporation common shareholders, basic (yen)	(269.86)	(144.37)	(333.96)
Net income per share attributable to Panasonic Corporation common shareholders, diluted (yen)	—	—	—
Panasonic Corporation shareholders’ equity / total assets (%)	23.3	33.3	29.2
Net cash provided by (used in) operating activities	82,165	(10,420)	1,983
Net cash used in investing activities	(49,755)	(227,527)	(341,876)
Net cash used in financing activities	(104,060)	(15,746)	(53,094)
Cash and cash equivalents at end of period	525,303	685,865	574,411

	Three months ended December 31, 2012	Three months ended December 31, 2011
Net sales	1,801,503	1,960,200
Net income (loss) attributable to Panasonic Corporation	61,340	(197,668)
Net income (loss) per share attributable to Panasonic Corporation common shareholders, basic (yen)	26.53	(85.49)

Notes:	1.	The Company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

	2.	Diluted net income per share attributable to Panasonic Corporation common shareholders has been omitted because the Company did not have potential dilutive common shares that were outstanding for the period.

	3.	Effective from the beginning of fiscal 2013, investments in molding dies are included in capital investment. Accordingly, the amounts of the net cash provided by (used in) operating activities and net cash used in investing activities for fiscal 2012 (including the nine months period ended December 31, 2011) are changed.

(2)	Principal Businesses

The Panasonic Group is comprised primarily of the parent Panasonic Corporation and 546 consolidated subsidiaries in and outside of Japan, operating in close cooperation with each other. As a comprehensive electronics manufacturer, Panasonic is engaged in production, sales and service activities in a broad array of business areas.

The Company strengthens the unity of all employees throughout the group and ultimately enhances the value of the “Panasonic” brand globally. The Company will continue its tireless efforts to generate ideas that brighten the lives of people everywhere in order to contribute to a better future both for the Earth and for the further development of society.

Panasonic changed the Group organizational structure on January 1, 2012, resulting in eight reportable segments. “AVC Networks” provides imaging equipment such as flat-panel TVs, AVC network equipment including Blu-ray Disc recorders, digital cameras and PCs as well as in-flight entertainment systems and other business-use AV equipment; “Appliances” delivers the homemaking, cooking, beauty and grooming, health, air-conditioning equipment, and cooling and heating equipment; “Systems & Communications” delivers products and services of the system networks and mobile communications; “Eco Solutions” is comprised of four business groups, which are the lighting business, the energy systems business, the housing systems business, and the environmental systems business; “Automotive Systems” operates car-use-multimedia-related equipment, eco-car-related equipment and electrical component; “Industrial Devices” covers a wide range of products such as electronic components, semiconductors and optical devices; “Energy” develops a broad energy-based business including solar photovoltaic systems and lithium-ion batteries; and “Other” consists of Healthcare Company, Manufacturing Solutions Company, PanaHome Corporation and others.

For production, Panasonic adopts a management system that takes charge of each product in the Company or its affiliates. In recent years, the Company has been enhancing production capacity at its overseas affiliates to further develop global businesses. Meanwhile, in Japan, Panasonic’s products are sold through sales channels at its domestic locations, each established according to products or customers. The Company also sells directly to large-scale consumers, such as the government and corporations. For exports, sales are handled mainly through sales subsidiaries and agents located in their respective countries. Certain products produced at domestic affiliates are purchased by the Company and sold through the same sales channels as products produced by the Company itself. Additionally, products produced at overseas affiliates are sold mainly through sales subsidiaries in respective countries. Meanwhile, most import operations are carried out internally, and the Company aims to expand them to promote international economic cooperation.

During the nine months ended December 31, 2012, there were no major changes in principal businesses.

During the nine months ended December 31, 2012, there were changes in major affiliated companies as follows.

The Company absorbed Panasonic Electronic Devices Co., Ltd. (Industrial Devices segment) and other company on April 1, 2012.

II	The Business

(1)	Operating Results

During the nine months ended December 31, 2012 under review, despite signs of economic improvement in the U.S. and China, the global economy stayed in a moderate recovery under uncertainty due to the financial issues in Europe and the U.S. The electronics industry continued to be under severe condition with weak demand in digital products and devices. However, there were signs of improvement in the business environment for Japanese companies such as the weakening Japanese yen foreign exchange rates against the dollar and the euro from extreme yen appreciation, and the recovering stock market in Japan.

Under such business circumstances, consolidated group sales for the nine months ended December 31, 2012 decreased by 9% to 5,439.7 billion yen, compared with 5,965.4 billion yen in the same period of fiscal 2012. Despite stable sales in car-related products due to the market recovery, this sales decrease was due mainly to weak demand for flat-panel TVs and BD recorders in Japan. The Company also puts emphasis on profitability rather than on sales volume.

The Company’s operating profit* for the nine months increased by 208% to 122.0 billion yen, from 39.5 billion yen a year ago. This result was due mainly to fixed cost reductions and streamlining material costs. On the other hand, pre-tax loss totaled 269.4 billion yen, compared with a loss of 350.5 billion yen a year ago. This was due mainly to business restructuring expenses recorded in the second-quarter, including impairment losses of goodwill and long-lived assets in solar, consumer-use lithium-ion batteries and mobile phone businesses. Taking into consideration significant sales decreases in Japan and other factors, in accordance with U.S. GAAP, the company increased the valuation allowances to deferred tax assets in Panasonic Corporation and Panasonic Mobile Communications Co., Ltd., and incurred provision for income taxes of 412.5 billion yen, in the second-quarter. Accordingly, net loss and net loss attributable to Panasonic Corporation amounted to 633.4 billion yen and 623.8 billion yen compared with a loss of 364.1 billion yen and 333.8 billion yen a year ago, respectively.

*	In order to be consistent with generally accepted financial reporting practices in Japan, operating profit, a non-GAAP measure, is presented as net sales less cost of sales and selling, general and administrative expenses. The Company believes that this is useful to investors in comparing the Company’s financial results with those of other Japanese companies.

(2)	Operating Results by Segment

The Company restructured its Group organization on January 1, 2012, resulting in the number of reportable segments to increase from six to eight. Accordingly, segment information for the nine months ended December 31, 2011 has been reclassified to conform to the presentation for the same period of fiscal 2013.

AVC Networks

Sales decreased by 23% to 1,078.9 billion yen from 1,402.1 billion yen a year ago. This result was due mainly to significant sales decline in flat-panel TVs, BD recorders and digital cameras. Segment profit significantly improved to 21.6 billion yen, compared with a loss of 40.5 billion yen a year ago, due mainly to fixed cost reductions and restructuring benefits.

Appliances

Sales increased by 1% to 1,197.1 billion yen from 1,187.4 billion yen a year ago. Despite sales decrease in air conditioners, this result was due mainly to sales increases in refrigerators and washing machines. Segment profit decreased by 8% to 70.3 billion yen, compared with 76.4 billion yen a year ago, due mainly to sales decrease in air conditioners.

Systems & Communications

Sales decreased by 15% to 509.8 billion yen from 599.9 billion yen a year ago, due mainly to sales decreases in mobile phones and system-related equipment such as compact multifunction printers and private branch exchange (PBX) products. Segment loss amounted to 14.0 billion yen due mainly to sales decrease, compared with a loss of 2.3 billion yen a year ago.

Eco Solutions

Sales increased to 1,140.1 billion yen from 1,136.6 billion yen a year ago. Despite sales decreases in solar photovoltaic systems in Europe, this result was due mainly to sales increases in the lighting business including LED and the energy system business including wiring devices. Segment profit increased by 11% to 42.7 billion yen, compared with 38.5 billion yen a year ago, due mainly to streamlining costs.

Automotive Systems

Sales increased by 28% to 571.7 billion yen from 446.8 billion yen a year ago, due mainly to strong sales in car AVC equipment and car navigation systems globally. Segment profit significantly improved to 11.9 billion yen, an increase of 269%, from 3.2 billion yen a year ago, due mainly to sales increase.

Industrial Devices

Sales decreased by 5% to 1,030.2 billion yen from 1,085.5 billion yen a year ago. This result was due mainly to sales decreases in optical pickups and semiconductors. Segment profit significantly improved to 17.9 billion yen, compared with a loss of 13.7 billion yen a year ago, due mainly to fixed cost reductions.

Energy

Sales decreased by 6% to 434.8 billion yen from 461.8 billion yen a year ago. Despite significant sales increase in automotive-use batteries, this result was due mainly to sales decreases in consumer-use lithium-ion batteries, and solar photovoltaic systems in Europe. Segment profit improved to 6.4 billion yen compared with a loss of 16.7 billion yen a year ago, due mainly to fixed cost reductions and streamlining material costs.

Other

Sales decreased by 28% to 1,012.9 billion yen from 1,403.5 billion yen a year ago. This result was due mainly to sales decrease owing to the SANYO-related business transfers implemented in fiscal 2012. Segment profit decreased by 28% to 11.3 billion yen from 15.7 billion yen a year ago, due mainly to sales decrease of Manufacturing Solutions Company.

(3)	Assets, Liabilities and Equity

The Company’s consolidated total assets as of December 31, 2012 decreased by 856.9 billion yen to 5,744.2 billion yen from the end of fiscal 2012. This was due mainly to decreases in goodwill and intangible assets affected by the impairment losses, and other current assets and other assets affected by the increase in valuation allowances to deferred tax assets, as well as decreases in investments and advances affected by the disposals of investments.

Regarding liabilities, total liabilities amounted to 4,361.3 billion yen, a decrease of 262.2 billion yen compared with March 31, 2012. This was attributable primarily to decreases in account payables.

Panasonic Corporation shareholders’ equity decreased by 589.1 billion yen, compared with March 31, 2012, to 1,340.7 billion yen. Despite an improvement in accumulated other comprehensive income (loss) due to the depreciation of the Japanese yen, shareholders’ equity decreased due primarily to decrease in retained earnings according to net loss attributable to Panasonic Corporation. Adding Noncontrolling interests to Panasonic Corporation shareholders’ equity, total equity decreased by 594.7 billion yen to 1,382.9 billion yen compared with March 31, 2012.

(4)	Cash Flows

Cash flows from operating activities

Net cash provided by operating activities for the nine months ended December 31, 2012 amounted to 82.2 billion yen, compared with an outflow of 10.4 billion yen a year ago. Although net loss has increased from a year ago, this was due mainly to losses which do not have any impact on cash flow, such as impairment losses of long-lived assets and goodwill, and deferred income taxes. Cash flow from operating activities was improved due mainly to an increase of operating profit.

Cash flows from investing activities

Net cash used in investing activities amounted to 49.8 billion yen, a decrease of 177.8 billion yen from a year ago. This was due primarily to a decrease in capital expenditures and an increase in proceeds from disposals of investments.

Cash flows from financing activities

Net cash used in financing activities amounted to 104.1 billion yen, an increase of 88.3 billion yen from a year ago, due mainly to the issuance of short-term bonds in fiscal 2012.

Taking into consideration exchange rate fluctuations, cash and cash equivalents totaled 525.3 billion yen as of December 31, 2012, a decrease of 49.1 billion yen, compared with the end of the last fiscal year.

(5)	Research and Development

Panasonic’s R&D expenditures for the nine months ended December 31, 2012 totaled 374.5 billion yen, down 6% from a year ago. There were no significant changes in R&D activities for the period.

(6)	Major Property, Plant and Equipment

Effective from the beginning of fiscal 2013, investments in molding dies are included in capital investment. Accordingly, the Company revised the fiscal 2013 forecast for capital investment (tangible assets) to 360 billion yen from 310 billion yen of its original plan during the first quarter of fiscal 2013. Furthermore, the Company revised the forecast to 340 billion yen from 360 billion yen as a result of reviewing the investment plan during the second quarter of fiscal 2013. The solar manufacturing facility of Panasonic Energy Malaysia Sdn. Bhd. has started production in December 2012, as planned.

Panasonic’s capital investment (tangible assets) for the nine months ended December 31, 2012 totaled 228.5 billion yen, up 2% from a year ago. In calculating this percentage, prior year’s figure has been revised to conform with the presentation for molding dies for fiscal 2013.

Panasonic transferred the Mobara plant of Panasonic Liquid Crystal Display Co., Ltd., to Japan Display Inc. in April 2012.

(7)	Depreciation

Panasonic’s depreciation (tangible assets) for the nine months ended December 31, 2012 totaled 207.1 billion yen, down 7% from a year ago.

Effective from the beginning of fiscal 2013, depreciation expenses in molding dies are included in depreciation. In calculating percentage above, prior year’s figures have been revised to conform with the presentation for molding dies for fiscal 2013.

(8)	Number of Employees

Number of employees at the end of the third quarter of fiscal 2013 was 308,882, a decrease of 21,885, compared with the end of the fiscal 2012.

(9)	Risk Factors

There were no risks newly identified during the nine months ended December 31, 2012.

During the nine months ended December 31, 2012, there were no significant changes with regard to the “Risk Factors” stated in the annual report of the prior fiscal year.

(10)	Others

Based on the board of directors meeting held on September 28, 2012, the Company resolved to issue unsecured straight bonds up to 150.0 billion yen in order to enhance the stability of financial position with long-term stabilization of debt. The Company plans to issue the bonds through public offering in Japan for the purpose of redemption of commercial paper and bonds.

The board of directors meeting of the Company, held on September 28, 2012, resolved to set a credit line in order to secure the measures for stability of funds. Accordingly, the Company signed agreements with several banks as of October 1, 2012. Total amount of unsecured line of credit on these agreements is 600.0 billion yen.

III	Shares and Shareholders

(1)	Shares of Common Stock Issued as of December 31, 2012: 2,453,053,497 shares

The common stock of the Company is listed on the Tokyo, Osaka and Nagoya stock exchanges in Japan. In the United States, the Company’s American Depositary Shares (ADSs) are listed on the New York Stock Exchange.

(2)	Amount of Common Stock (Stated Capital) as of December 31, 2012: 258,740 million yen

CONTENTS

IV	Financial Statements

Index of Consolidated Financial Statements of Panasonic Corporation and Subsidiaries:

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

December 31 and March 31, 2012

	Yen (millions)
Assets	December 31, 2012	March 31, 2012
Current assets:
Cash and cash equivalents	525,303	574,411
Time deposits	16,125	36,575
Short-term investments (Note 3)	491	483
Trade receivables:
Notes	58,533	73,044
Accounts	918,947	963,202
Allowance for doubtful receivables	(24,049)	(26,604)

Net trade receivables	953,431	1,009,642

Inventories (Notes 1 and 2)	838,115	801,991
Other current assets (Notes 11 and 12)	356,492	454,663

Total current assets	2,689,957	2,877,765

Investments and advances (Note 3)	322,348	451,879

Property, plant and equipment (Notes 1 and 5):
Land	360,589	374,855
Buildings	1,705,152	1,679,665
Machinery and equipment	2,763,630	2,590,026
Construction in progress	91,987	90,786

	4,921,358	4,735,332
Less accumulated depreciation	3,153,923	2,972,774

Net property, plant and equipment	1,767,435	1,762,558

Other assets:
Goodwill (Note 11)	519,225	757,417
Intangible assets (Note 5)	232,297	345,751
Other assets (Note 11)	212,924	405,685

Total other assets	964,446	1,508,853

	5,744,186	6,601,055

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

December 31 and March 31, 2012

	Yen (millions)
Liabilities and Equity	December 31, 2012	March 31, 2012
Current liabilities:
Short-term debt, including current portion of long-term debt (Note 11)	641,308	633,847
Trade payables:
Notes	44,612	53,243
Accounts	699,277	797,770

Total trade payables	743,889	851,013

Accrued income taxes	40,808	32,553
Accrued payroll	154,542	204,842
Other accrued expenses (Note 14)	720,622	749,495
Deposits and advances from customers	78,611	71,102
Employees’ deposits	7,278	7,651
Other current liabilities (Note 12)	338,887	329,001

Total current liabilities	2,725,945	2,879,504

Noncurrent liabilities:
Long-term debt	878,372	941,768
Retirement and severance benefits	542,944	566,550
Other liabilities	214,044	235,667

Total noncurrent liabilities	1,635,360	1,743,985

Equity:
Panasonic Corporation shareholders’ equity:
Common stock (Note 6)	258,740	258,740
Capital surplus (Note 10)	1,110,773	1,117,530
Legal reserve	95,859	94,512
Retained earnings	804,428	1,441,177
Accumulated other comprehensive income (loss):
Cumulative translation adjustments	(412,501)	(482,168)
Unrealized holding gains (losses) of available-for-sale securities (Note 3)	(6,204)	13,283
Unrealized gains (losses) of derivative instruments (Note 12)	(8,522)	(3,728)
Pension liability adjustments	(254,890)	(262,542)

Total accumulated other comprehensive income (loss)	(682,117)	(735,155)

Treasury stock, at cost (Note 6)	(247,020)	(247,018)

Total Panasonic Corporation shareholders’ equity (Note 10)	1,340,663	1,929,786

Noncontrolling interests (Note 10)	42,218	47,780

Total equity	1,382,881	1,977,566
Commitments and contingent liabilities (Notes 4 and 14)

	5,744,186	6,601,055

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Operations and Consolidated Statements of Comprehensive Income (Loss)

Nine months ended December 31, 2012 and 2011

Consolidated Statements of Operations
	Yen (millions)
	Nine months ended December 31
	2012	2011
Revenues, costs and expenses:
Net sales	5,439,663	5,965,398
Cost of sales (Note 12)	(4,052,633)	(4,482,247)
Selling, general and administrative expenses	(1,265,077)	(1,443,611)
Interest income	7,219	10,055
Dividends received	3,639	5,750
Other income (Notes 11 and 12)	70,416	22,108
Interest expense	(18,349)	(21,560)
Impairment losses of long-lived assets (Note 5)	(99,333)	(196,650)
Goodwill impairment (Note 11)	(237,778)	(35,382)
Other deductions (Notes 11 and 12)	(117,165)	(174,392)

Income (loss) before income taxes	(269,398)	(350,531)
Provision for income taxes (Note 11)	368,569	19,658
Equity in earnings of associated companies	4,596	6,077

Net income (loss)	(633,371)	(364,112)
Less net income (loss) attributable to noncontrolling interests	(9,541)	(30,293)

Net income (loss) attributable to Panasonic Corporation	(623,830)	(333,819)

	Yen
Net income (loss) per share attributable to Panasonic Corporation common shareholders (Note 8):
Basic	(269.86)	(144.37)
Diluted	—	—

Consolidated Statements of Comprehensive Income (Loss)

	Yen (millions)
	Nine months ended December 31
	2012	2011
Net income (loss)	(633,371)	(364,112)
Other comprehensive income (loss), net of tax:
Translation adjustments	74,588	(93,169)
Unrealized holding losses of available-for-sale securities	(19,453)	(37,945)
Unrealized holding losses of derivative instruments (Note 12)	(4,794)	(2,043)
Pension liability adjustments	7,730	(15,525)

	58,071	(148,682)

Comprehensive income (loss)	(575,300)	(512,794)

Comprehensive income (loss) attributable to noncontrolling interests (Note 10)	(4,508)	(35,571)

Comprehensive income (loss) attributable to Panasonic Corporation (Note 10)	(570,792)	(477,223)

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Operations and Consolidated Statements of Comprehensive Income (Loss)

Three months ended December 31, 2012 and 2011

Consolidated Statements of Operations

	Yen (millions)
	Three months ended December 31
	2012	2011
Revenues, costs and expenses:
Net sales	1,801,503	1,960,200
Cost of sales (Note 12)	(1,342,620)	(1,487,926)
Selling, general and administrative expenses	(424,296)	(480,333)
Interest income	2,073	3,319
Dividends received	1,101	1,936
Other income (Notes 11 and 12)	37,348	11,366
Interest expense	(6,267)	(7,388)
Impairment losses of long-lived assets (Note 5)	(2,349)	(51,302)
Goodwill impairment (Note 11)	—	(26,988)
Other deductions (Notes 11 and 12)	(57,220)	(114,072)

Income (loss) before income taxes	9,273	(191,188)
Provision for income taxes (Note 11)	(42,852)	21,013
Equity in earnings of associated companies	1,978	1,246

Net income (loss)	54,103	(210,955)
Less net income (loss) attributable to noncontrolling interests	(7,237)	(13,287)

Net income (loss) attributable to Panasonic Corporation	61,340	(197,668)

	Yen
Net income (loss) per share attributable to Panasonic Corporation common shareholders (Note 8):
Basic	26.53	(85.49)
Diluted	—	—

Consolidated Statements of Comprehensive Income (Loss)

	Yen (millions)
	Three months ended December 31
	2012	2011
Net income (loss)	54,103	(210,955)
Other comprehensive income (loss), net of tax:
Translation adjustments	141,740	12,268
Unrealized holding gains (losses) of available-for-sale securities	11,381	(3,209)
Unrealized holding losses of derivative instruments (Note 12)	(9,558)	(3,700)
Pension liability adjustments	2,379	(22,281)

	145,942	(16,922)

Comprehensive income (loss)	200,045	(227,877)

Comprehensive income (loss) attributable to noncontrolling interests	2,303	(12,299)

Comprehensive income (loss) attributable to Panasonic Corporation	197,742	(215,578)

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Nine months ended December 31, 2012 and 2011

	Yen (millions)
	Nine months ended December 31
	2012	2011
Cash flows from operating activities:
Net income (loss)	(633,371)	(364,112)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization (Note 1)	254,499	282,021
Net (gain) loss on sale of investments	(29,731)	1,473
Provision for doubtful receivables	3,814	5,297
Deferred income taxes (Note 11)	319,274	(15,893)
Write-down of investment securities (Note 11)	4,104	2,562
Impairment losses on long-lived assets and goodwill (Notes 5 and 11)	337,111	232,032
Cash effects of change in:
Trade receivables	78,954	(9,934)
Inventories (Note 1)	(21,208)	(22,666)
Other current assets	(48,133)	(15,621)
Trade payables	(87,473)	(86,076)
Accrued income taxes	12,558	(9,146)
Accrued expenses and other current liabilities	(88,674)	2,283
Retirement and severance benefits	(6,399)	(26,215)
Deposits and advances from customers	6,074	11,775
Other, net	(19,234)	1,800

Net cash provided by (used in) operating activities	82,165	(10,420)

Cash flows from investing activities:
Proceeds from disposition of investments and advances	129,582	38,221
Increase in investments and advances	(3,114)	(5,226)
Capital expenditures (Note 1)	(249,225)	(328,170)
Proceeds from disposals of property, plant and equipment	68,037	41,641
Decrease in time deposits, net	21,337	39,306
Other, net	(16,372)	(13,299)

Net cash used in investing activities	(49,755)	(227,527)

(Continued)

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Nine months ended December 31, 2012 and 2011

	Yen (millions)
	Nine months ended December 31
	2012	2011
Cash flows from financing activities:
Increase (decrease) in short-term debt, net	(21,231)	213,040
Proceeds from long-term debt	648	788
Repayments of long-term debt	(62,498)	(191,879)
Dividends paid to Panasonic Corporation shareholders (Notes 9 and 10)	(11,559)	(21,912)
Dividends paid to noncontrolling interests (Note 10)	(8,788)	(8,921)
Repurchase of common stock (Note 10)	(21)	(79)
Sale of treasury stock (Note 10)	6	68
Purchase of noncontrolling interests (Note 10)	(827)	(6,350)
Other, net	210	(501)

Net cash used in financing activities	(104,060)	(15,746)

Effect of exchange rate changes on cash and cash equivalents	22,542	(35,268)

Net decrease in cash and cash equivalents	(49,108)	(288,961)

Cash and cash equivalents at beginning of period	574,411	974,826

Cash and cash equivalents at end of period	525,303	685,865

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Summary of Significant Accounting Policies

(a)	Description of Business

Panasonic Corporation (hereinafter, the “Company,” including consolidated subsidiaries, unless the context otherwise requires) is one of the world’s leading producers of electronic and electric products. The Company currently offers a comprehensive range of products, systems and components for consumer, business and industrial use based on sophisticated electronics and precision technology, expanding to building materials and equipment, and housing business.

Sales by segment for the nine months ended December 31, 2012 were as follows: AVC Networks—16%, Appliances—17%, Systems & Communications—7%, Eco Solutions—16%, Automotive Systems—8%, Industrial Devices—15%, Energy—6% and Other—15%. A sales breakdown by geographical market was as follows: Japan—51%, North and South America—14%, Europe—9%, and Asia and Others—26%.

Sales by segment for the three months ended December 31, 2012 were as follows: AVC Networks—17%, Appliances—17%, Systems & Communications—7%, Eco Solutions—17%, Automotive Systems—8%, Industrial Devices—14%, Energy—6% and Other—14%. A sales breakdown by geographical market was as follows: Japan—51%, North and South America—15%, Europe—10%, and Asia and Others—24%.

The Company is not dependent on a single supplier and has no significant difficulty in obtaining raw materials from suppliers.

(b)	Basis of Presentation of Consolidated Financial Statements

The Company and its domestic subsidiaries maintain their books of account in conformity with financial accounting standards of Japan, and its foreign subsidiaries in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner that reflects adjustments which are necessary to conform with U.S. generally accepted accounting principles (U.S. GAAP).

(c)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned, controlled subsidiaries. The Company also consolidates entities in which controlling interest exists through variable interests in accordance with the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 810, “Consolidation.” All significant intercompany balances and transactions have been eliminated in consolidation.

The equity method is used to account for investments in associated companies in which the Company exerts significant influence, generally having a 20% to 50% voting interest, and corporate joint ventures. These investments are included in “Investments and advances” in the consolidated balance sheets.

The Company has 546 consolidated subsidiaries and 101 associated companies under equity method as of December 31, 2012.

From fiscal 2013, the Company includes investments in molding dies and related depreciation expenses in capital investment and depreciation, respectively. Accordingly, the Company changed its presentation of consolidated statements of cash flows to include investments in molding dies in “Capital expenditures” as part of investing activities, and include related depreciation expenses in “Depreciation and amortization” as part of operating activities, respectively, on the consolidated statement of cash flows. The Company had historically presented them in “Changes in Inventories” as part of operating activities. Certain reclassifications have been made to the previous years’ related disclosures.

This revision decreased net cash used in operating activities and increased net cash used in investing activities by 27,802 million yen on the consolidated statement of cash flows for the nine months ended December 31, 2011. As for the consolidated balance sheet as of March 31, 2012, “Inventories” in current assets decreased, and property, plant and equipment increased by 28,275 million yen, respectively.

The Company does not consider any of these revisions made to the consolidated statement of cash flows for the nine months ended December 31, 2011, and balance sheet and the related disclosures as of March 31, 2012 to be material. The revisions do not have any impact on the consolidated statements of operations.

(d)	Use of Estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates and assumptions are reflected in valuation and disclosure of revenue recognition, allowance for doubtful receivables, valuation of inventories, impairment of long-lived assets, impairment of goodwill, environmental liabilities, valuation of deferred tax assets, uncertain tax positions, employee retirement and severance benefit plans.

(e)	Adoption of New Accounting Pronouncements

On April 1, 2012, the Company adopted Accounting Standards Update (ASU) 2011-05, “Presentation of Comprehensive Income.” Under ASU 2011-05, which amends ASC 220, “Comprehensive Income,” an entity has the option to present the components of net income and other comprehensive income in either one or two consecutive financial statements. ASU 2011-05 eliminates the option to present other comprehensive income in the statements of equity. According to ASU 2011-05, the Company presents two consecutive financial statements as “Consolidated Statements of Operations and Consolidated Statements of Comprehensive Income (Loss)”.

On April 1, 2012, the Company adopted ASU 2011-08, “Testing Goodwill for Impairment.” ASU 2011-08, which amends ASC 350, “Intangibles—Goodwill and Other,” permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying amount before applying the two-step goodwill impairment test. If it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, an entity need not perform the two-step impairment test. The adoption of ASU 2011-08 did not have any effect on the Company’s consolidated financial statements.

(2)	Inventories

Inventories at December 31 and March 31, 2012 are summarized as follows:

	Yen (millions)
	December 31, 2012	March 31, 2012
Finished goods	484,550	450,990
Work in process	155,317	144,403
Raw materials	198,248	206,598

	838,115	801,991

(3)	Investments in Securities

In accordance with ASC 320, “Investments—Debt and Equity Securities,” the Company classifies its existing marketable equity securities other than investments in associated companies and all debt securities as available-for-sale.

The cost, fair value and net unrealized holding gains (losses) of available-for-sale securities included in short-term investments, and investments and advances at December 31 and March 31, 2012 are as follows:

	Yen (millions)
	December 31, 2012
	Cost	Fair value	Net unrealized holding gains (losses)
Current:
Other debt securities	473	491	18

	473	491	18

Noncurrent:
Equity securities	66,850	91,907	25,057
Corporate and government bonds	1,689	1,714	25
Other debt securities	20	20	—

	68,559	93,641	25,082

	Yen (millions)
	March 31, 2012
	Cost	Fair value	Net unrealized holding gains (losses)
Current:
Other debt securities	473	483	10

	473	483	10

Noncurrent:
Equity securities	171,412	225,433	54,021
Corporate and government bonds	1,689	1,711	22
Other debt securities	80	110	30

	173,181	227,254	54,073

The carrying amounts of the Company’s cost method investments totaled 22,633 million yen and 24,553 million yen at December 31 and March 31, 2012, respectively.

(4)	Leases

The Company has operating leases for certain land, buildings, machinery and equipment, and finite-lived intangible assets. Future minimum lease payments under operating leases at December 31, 2012 are as follows:

Yen (millions)
Due within 1 year	44,697
Due after 1 year within 2 years	24,697
Due after 2 years within 3 years	10,633
Due after 3 years within 4 years	5,180
Due after 4 years within 5 years	4,151
Thereafter	14,283

Total minimum lease payments	103,641

(5)	Long-Lived Assets

The Company periodically reviews the recorded value of its long-lived assets to determine if the future cash flows to be derived from these assets will be sufficient to recover the remaining recorded asset values. Impairment losses are not charged to segment profit.

The Company recognized impairment losses in the aggregate of 99,333 million yen and 2,349 million yen of long-lived assets for the nine months and three months ended December 31, 2012, respectively. 96,679 million yen of impairment losses for the nine months ended December 31, 2012 were related to “Energy” segment.

During the second quarter of fiscal 2013, the Company recorded impairment losses for certain finite-lived intangible assets mainly related to patents and know-how and trademark, and machinery related to solar battery business. 73,894 million yen of impairment losses were related to finite-lived intangible assets. As a result of the continuously substantial decline of product prices, the Company revised its strategies for sales and investment and estimated that the carrying amounts would not be recoverable through future cash flows. The fair value of finite-lived intangible assets was mainly determined based on excess earnings method and relief-from-royalty method. The fair value of machinery was determined through an appraisal based on the repurchase cost.

During the second quarter of fiscal 2013, the Company recorded impairment losses for certain finite-lived intangible assets mainly related to patents and know-how, land, buildings and machinery related to consumer lithium-ion battery business. 13,658 million yen of impairment losses were related to finite-lived intangible assets. As a result of the continuously substantial decline of product prices, the Company revised its strategies for sales and investment and estimated that the carrying amounts would not be recoverable through future cash flows. The fair value of finite-lived intangible assets was mainly determined based on excess earnings method and relief-from-royalty method. The fair value of land, buildings and machinery was determined through an appraisal based on the repurchase cost.

The Company recognized impairment losses in the aggregate of 196,650 million yen and 51,302 million yen of long-lived assets for the nine months and three months ended December 31, 2011, respectively. 140,250 million yen and 49,509 million yen of impairment losses for the nine months ended December 31, 2011 were related to “AVC Networks” segment and “Industrial Devices” segment, respectively. 49,506 million yen of impairment losses for the three months ended December 31, 2011 were related to “Industrial Devices” segment.

During the third quarter of fiscal 2013, the Company recorded impairment losses for certain machinery and equipment related to domestic semiconductor manufacturing facilities. As a result of the market decline of Digital AV products on which semiconductor business is heavily dependent, the Company decided to cease the operation of the above-mentioned facilities. The fair value of machinery and equipment was determined through an appraisal based on the net realizable value.

During the second quarter of fiscal 2013, the Company recorded impairment losses for certain buildings, machinery and equipment and finite-lived intangible assets related to certain domestic flat TV manufacturing facilities. As a result of the continuously substantial decline of product prices and the yen’s appreciation, the Company estimated that the carrying amounts would not be recoverable through future cash flows. The fair value of buildings was determined through an appraisal based on the repurchase cost. The fair value of machinery and equipment was determined through an appraisal based on the repurchase cost or net realizable value. The fair value of finite-lived intangible assets was determined based on the discounted estimated cash flows expected to be derived from the use and eventual disposal of such assets.

(6)	Number of Common Shares

Number of common shares authorized and issued and number of treasury common shares as of December 31 and March 31, 2012 are as follows:

	Number of shares
	December 31, 2012	March 31, 2012
Common stock:
Authorized	4,950,000,000	4,950,000,000
Issued	2,453,053,497	2,453,053,497
Treasury stock	141,376,432	141,351,296

(7)	Panasonic Corporation Shareholders’ Equity per Share

Panasonic Corporation shareholders’ equity per share as of December 31 and March 31, 2012 are as follows:

	Yen
	December 31, 2012	March 31, 2012
Panasonic Corporation shareholders’ equity per share	579.95	834.79

(8)	Net Income (Loss) per Share Attributable to Panasonic Corporation Common Shareholders

A reconciliation of the numerators and denominators of the basic net income (loss) per share attributable to Panasonic Corporation common shareholders computation for the nine months ended December 31, 2012 and 2011 are as follows:

	Yen (millions)
	Nine months ended December 31
	2012	2011
Net income (loss) attributable to Panasonic Corporation common shareholders	(623,830)	(333,819)

	Number of shares
	Nine months ended December 31
	2012	2011
Average common shares outstanding	2,311,688,850	2,312,252,677

	Yen
	Nine months ended December 31
	2012	2011
Net income (loss) per share attributable to Panasonic Corporation common shareholders:
Basic	(269.86)	(144.37)

Diluted net income per share attributable to Panasonic Corporation common shareholders has been omitted because the Company did not have potentially dilutive common shares that were outstanding for the period.

A reconciliation of the numerators and denominators of the basic net income (loss) per share attributable to Panasonic Corporation common shareholders computation for the three months ended December 31, 2012 and 2011 are as follows:

	Yen (millions)
	Three months ended December 31
	2012	2011
Net income (loss) attributable to Panasonic Corporation common shareholders	61,340	(197,668)

	Number of shares
	Three months ended December 31
	2012	2011
Average common shares outstanding	2,311,680,780	2,312,249,091

	Yen
	Three months ended December 31
	2012	2011
Net income (loss) per share attributable to Panasonic Corporation common shareholders:
Basic	26.53	(85.49)

Diluted net income per share attributable to Panasonic Corporation common shareholders has been omitted because the Company did not have potentially dilutive common shares that were outstanding for the period.

(9)	Cash Dividends

On May 11, 2012, the board of directors approved a year-end dividend of 5.0 yen per share, totaling 11,559 million yen on outstanding common stock as of March 31, 2012. The dividends, which became effective on June 8, 2012, were sourced out of retained earnings.

(10)	Equity

The change in the carrying amount of Panasonic Corporation shareholders’ equity, noncontrolling interests and total equity in the consolidated balance sheets for the nine months ended December 31, 2012 and 2011 are as follows:

	Yen (millions)
	Nine months ended December 31, 2012
	Panasonic Corporation shareholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2012	1,929,786	47,780	1,977,566
Dividends paid to Panasonic Corporation shareholders	(11,559)	—	(11,559)
Dividends paid to noncontrolling interests	—	(8,788)	(8,788)
Repurchase of common stock	(21)	—	(21)
Sale of treasury stock	6	—	6
Equity transactions with noncontrolling interests	(6,757)	5,930	(827)
Other	—	1,804	1,804
Comprehensive income (loss):
Net income (loss)	(623,830)	(9,541)	(633,371)
Other comprehensive income (loss), net of tax:
Translation adjustments	69,667	4,921	74,588
Unrealized holding gains (losses) of available-for-sale securities	(19,487)	34	(19,453)
Unrealized holding losses of derivative instruments	(4,794)	—	(4,794)
Pension liability adjustments	7,652	78	7,730

Total comprehensive loss	(570,792)	(4,508)	(575,300)

Balance at December 31, 2012	1,340,663	42,218	1,382,881

	Yen (millions)
	Nine months ended December 31, 2011
	Panasonic Corporation shareholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2011	2,558,992	387,343	2,946,335
Dividends paid to Panasonic Corporation shareholders	(21,912)	—	(21,912)
Dividends paid to noncontrolling interests	—	(8,921)	(8,921)
Repurchase of common stock	(79)	—	(79)
Sale of treasury stock	256,063	—	256,063
Equity transactions with noncontrolling interests	16,479	(278,824)	(262,345)
Other	146	(235)	(89)
Comprehensive income (loss):
Net income (loss)	(333,819)	(30,293)	(364,112)
Other comprehensive income (loss), net of tax:
Translation adjustments	(87,948)	(5,221)	(93,169)
Unrealized holding losses of available-for-sale securities	(37,818)	(127)	(37,945)
Unrealized holding losses of derivative instruments	(2,043)	—	(2,043)
Pension liability adjustments	(15,595)	70	(15,525)

Total comprehensive loss	(477,223)	(35,571)	(512,794)

Balance at December 31, 2011	2,332,466	63,792	2,396,258

Net income (loss) attributable to Panasonic Corporation and transfers (to) from the noncontrolling interests for the nine months ended December 31, 2012 and 2011 are as follows:

	Yen (millions)
	Nine months ended December 31
	2012	2011
Net income (loss) attributable to Panasonic Corporation	(623,830)	(333,819)
Transfers (to) from the noncontrolling interests:
Increase (decrease) in capital surplus for purchase of additional shares in consolidated subsidiaries primarily for the purpose of conversion into wholly-owned subsidiaries	(6,757)	17,463

Total	(6,757)	17,463

Change from net income (loss) attributable to Panasonic Corporation and Transfers (to) from the noncontrolling interests	(630,587)	(316,356)

On April 1, 2011, Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd. became wholly-owned subsidiaries through share exchange. The difference between the fair value of the shares of the Company delivered to the noncontrolling interests and the decrease in the carrying amount of the noncontrolling interests was recognized as an adjustment to capital surplus.

Transfers (to) from the noncontrolling interests for the three months ended December 31, 2012 and 2011 are not material.

(11)	Supplementary Information

Included in other deductions for the nine months and three months ended December 31, 2012 and 2011 are as follows:

	Yen (millions)
	Nine months ended December 31
	2012	2011
Expenses associated with the implementation of the early retirement programs in the domestic and overseas subsidiaries	23,096	60,960
Write-down of investment securities	4,104	2,562
Foreign exchange losses (gains)	5,157	—

	Yen (millions)
	Three months ended December 31
	2012	2011
Expenses associated with the implementation of the early retirement programs in the domestic and overseas subsidiaries	8,613	37,651
Write-down of investment securities	87	1,668
Foreign exchange losses (gains)	(1,242)	—

Foreign exchange gains included in other income for the nine and three months ended December 31, 2011 are 2,615 million yen and 3,870 million yen, respectively.

Net periodic benefit cost for the nine months ended December 31, 2012 and 2011 are 45,326 million yen and 55,503 million yen, respectively. Net periodic benefit cost for the three months ended December 31, 2012 and 2011 are 15,241 million yen and 16,167 million yen, respectively.

340,973 million yen and 369,489 million yen of short-term bonds are included in short-term debt, including current portion of long-term debt on the consolidated balance sheets as of December 31 and March 31, 2012, respectively.

Included in goodwill impairment for the nine months ended December 31, 2012 are 91,007 million yen of impairment loss related to mobile phone business in “System and Communications” segment, 72,197 million yen of impairment loss related to solar battery business and 74,574 million yen of impairment loss related to consumer lithium-ion battery business in “Energy” segment. Goodwill impairment related to mobile phone business is due to the decline in market share in Japan and the revision of the overseas development strategy which resulted in a decrease in the estimated fair value of the reporting unit. Goodwill impairment related to solar battery business is due to the continuously substantial decline of product prices and reversal of strategies for sales and investments which resulted in a decrease in the estimated fair value of the reporting unit. Goodwill impairment related to consumer lithium-ion battery business is due to the continuously substantial decline of product prices and reversal of strategies for sales and investment which resulted in a decrease in the estimated fair value of the reporting unit. The fair value of each reporting unit is based on the combination of discounted cash flow method, guideline public company method and guideline transaction method.

Included in goodwill impairment for the nine and three months ended December 31, 2011 are 26,988 million yen of impairment loss related to semiconductor business in “Industrial Devices” segment. As a result of the market decline of Digital AV products on which semiconductor business is heavily dependent, the fair value of semiconductor business declined. The fair value was determined based on the discounted cash flow method and guideline public company method.

Expenses related to shut off production in domestic plasma display panel fifth factory of Panasonic Plasma Display Co., Ltd., a subsidiary of the Company, which is located in Amagasaki City, Hyogo Prefecture, included in other deductions for the nine and three months ended December 31, 2011 are 43,061 million yen.

Included in provision for income taxes for the nine months ended December 31, 2012 are 371,557 million yen of increase in valuation allowance to deferred tax assets in Panasonic Corporation and 40,968 million yen of that in Panasonic Mobile Communications Co., Ltd., which were recorded during the second quarter of fiscal 2013. Based on a decline in profitability due mainly to significant sales decreases in digital consumer products including flat-panel TVs in Japan and continuous severe business environment in the third quarter onwards, the Company increased valuation allowances to deferred tax assets of the aforementioned two companies, since, after a consideration of the realizability of the deferred tax assets in accordance with the provisions of ASC740, “Income Taxes,” it is determined that it is more likely than not the deferred tax assets will not be realized.

For the three months ended December 31, 2011, Japanese enterprise tax law about statutory tax rates to apply to taxable income from next year onwards was enacted in Japan. The adjustments of deferred tax assets and liabilities for these enacted changes in tax rates included in provision for income taxes for the nine and three months ended December 31, 2011 are 25,536 million yen as a loss.

Net gain related to the Great East Japan Earthquake included in other income for the nine months and three months ended December 31, 2011 amounted to 4,528 million yen and 1,646 million yen, respectively, which was net of loss related to the earthquake from insurance recovery of 13,879 million yen and 2,719 million yen, respectively.

Net gain from insurance recovery related to the flooding in Thailand included in other income for the nine and three months ended December 31, 2012 amounted to 3,573 million yen and 2,330 million yen, respectively, which was net of loss of 464 million yen and 75 million yen, respectively, incurred due to the flooding. Net loss related to the flooding in Thailand included in other deductions for the nine months and three months ended December 31, 2011 amounted to 1,694 million yen, which was net of insurance recovery from loss related to the flooding of 4,162 million yen.

(12)	Derivatives and Hedging Activities

The Company operates internationally, giving rise to significant exposure to market risks arising from changes in foreign exchange rates, interests rates and commodity prices. The Company assesses these risks by continually monitoring changes in these exposures and by evaluating hedging opportunities. Derivative financial instruments utilized by the Company to hedge these risks are comprised principally of foreign exchange contracts, interests rate swaps, cross currency swaps and commodity derivatives. The Company does not hold or issue derivative financial instruments for trading purposes.

The Company accounts for derivative instruments in accordance with ASC 815, “Derivatives and Hedging.” Amounts included in accumulated other comprehensive income (loss) at December 31, 2012 are expected to be recognized in earnings principally over the next twelve months. The maximum term over which the Company is hedging exposures to the variability of cash flows for foreign currency exchange risk is approximately five months.

The Company is exposed to credit risk in the event of non-performance by counterparties to the derivative contracts, but such risk is considered mitigated by the high credit rating of the counterparties.

The fair values of derivative instruments at December 31, 2012 are as follows:

	Yen (millions)
	Asset derivatives		Liability derivatives
	Consolidated balance sheet location	Fair value	Consolidated balance sheet location	Fair value
Derivatives designated as hedging instruments under ASC 815:
Foreign exchange contracts	Other current assets	56	Other current liabilities	(12,052)
Commodity futures	Other current assets	1,036	Other current liabilities	(69)

Total derivatives designated as hedging instruments under ASC 815		1,092		(12,121)

Derivatives not designated as hedging instruments under ASC 815:
Foreign exchange contracts	Other current assets	3,702	Other current liabilities	(2,717)
Cross currency swaps	Other current assets	15,349	—	—
Commodity futures	Other current assets	3,192	Other current liabilities	(3,192)

Total derivatives not designated as hedging instruments under ASC 815		22,243		(5,909)

Total derivatives		23,335		(18,030)

The fair values of derivative instruments at March 31, 2012 are as follows:

	Yen (millions)
	Asset derivatives		Liability derivatives
	Consolidated balance sheet location	Fair value	Consolidated balance sheet location	Fair value
Derivatives designated as hedging instruments under ASC 815:
Foreign exchange contracts	Other current assets	56	Other current liabilities	(10,209)
Commodity futures	Other current assets	1,599	Other current liabilities	(231)

Total derivatives designated as hedging instruments under ASC 815		1,655		(10,440)

Derivatives not designated as hedging instruments under ASC 815:
Foreign exchange contracts	Other current assets	6,774	Other current liabilities	(1,524)
Cross currency swaps	Other current assets	304	—	—
Commodity futures	Other current assets	979	Other current liabilities	(979)

Total derivatives not designated as hedging instruments under ASC 815		8,057		(2,503)

Total derivatives		9,712		(12,943)

The effect of derivative instruments on the consolidated statement of operations for the nine months ended December 31, 2012 is as follows:

Derivatives designated as hedging instruments under ASC 815:

Cash flow hedging relationships:

Yen (millions)
Derivatives	Amount of gain (loss) recognized in OCI on derivative (effective portion)	Amount of gain reclassified from accumulated OCI into operations (effective portion)
		Location of gain or (loss) recognized in operations	Amount of gain (loss)
Foreign exchange contracts	(4,249)	Other income (deductions)	(2,462)
Commodity futures	821	Cost of sales	1,336

Total	(3,428)		(1,126)

303 million yen of ineffective portion and amount excluded from effectiveness testing recognized in operations on derivative of foreign exchange contracts are included in other deductions.

Fair value hedging relationships:

Derivatives from fair value hedging relationships is not expected to have a material effect on Consolidated statements of operations.

Derivatives not designated as hedging instruments under ASC 815:

Yen (millions)
	Amount of gain (loss) recognized in operations on derivative
Derivatives	Location of gain or (loss) recognized in operations	Amount of gain (loss)
Foreign exchange contracts	Other income (deductions)	941
Cross currency swaps	Other income (deductions)	15,045
Commodity futures	Other income (deductions)	0

Total		15,986

The effect of derivative instruments on the consolidated statement of operations for the nine months ended December 31, 2011 is as follows:

Derivatives designated as hedging instruments under ASC 815:

Cash flow hedging relationships:

Yen (millions)
Derivatives	Amount of gain (loss) recognized in OCI on derivative (effective portion)	Amount of gain reclassified from accumulated OCI into operations (effective portion)
		Location of gain or (loss) recognized in operations	Amount of gain (loss)
Foreign exchange contracts	14,359	Other income (deductions)	9,584
Commodity futures	(6,923)	Cost of sales	1,837

Total	7,436		11,421

394 million yen of ineffective portion and amount excluded from effectiveness testing recognized in operations on derivative of foreign exchange contracts are included in other income.

Fair value hedging relationships:

Yen (millions)
Hedging instruments	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Commodity futures	Other income (deductions)	(4,780)

Total		(4,780)

Yen (millions)
Related hedged items	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Trade accounts receivable (payable)	Other income (deductions)	5,524

Total		5,524

Ineffective portion of changes in fair value of fair value hedges resulted in gains of 744 million yen.

Derivatives not designated as hedging instruments under ASC 815:

Yen (millions)
Derivatives	Amount of gain (loss) recognized in operations on derivative
	Location of gain or (loss) recognized in operations	Amount of gain (loss)
Foreign exchange contracts	Other income (deductions)	13,368
Cross currency swaps	Other income (deductions)	442
Interest rate swaps	Other income (deductions)	0
Commodity futures	Other income (deductions)	0

Total		13,810

The effect of derivative instruments on the consolidated statement of operations for the three months ended December 31, 2012 is as follows:

Derivatives designated as hedging instruments under ASC 815:

Cash flow hedging relationships:

Yen (millions)
Derivatives	Amount of gain (loss) recognized in OCI on derivative (effective portion)	Amount of gain reclassified from accumulated OCI into operations (effective portion)
		Location of gain or (loss) recognized in operations	Amount of gain (loss)
Foreign exchange contracts	(12,899)	Other income (deductions)	(2,474)
Commodity futures	532	Cost of sales	781

Total	(12,367)		(1,693)

432 million yen of ineffective portion and amount excluded from effectiveness testing recognized in operations on derivative of foreign exchange contracts are included in other deductions.

Fair value hedging relationships:

The Company did not have derivatives from fair value hedging relationships.

Derivatives not designated as hedging instruments under ASC 815:

Yen (millions)
Derivatives	Amount of gain (loss) recognized in operations on derivative
	Location of gain or (loss) recognized in operations	Amount of gain (loss)
Foreign exchange contracts	Other income (deductions)	(1,771)
Cross currency swaps	Other income (deductions)	12,377
Commodity futures	Other income (deductions)	0

Total		10,606

The effect of derivative instruments on the consolidated statement of operations for the three months ended December 31, 2011 is as follows:

Derivatives designated as hedging instruments under ASC 815:

Cash flow hedging relationships:

Yen (millions)
Derivatives	Amount of gain (loss) recognized in OCI on derivative (effective portion)	Amount of gain reclassified from accumulated OCI into operations (effective portion)
		Location of gain or (loss) recognized in operations	Amount of gain (loss)
Foreign exchange contracts	(231)	Other income (deductions)	5,601
Commodity futures	(749)	Cost of sales	(98)

Total	(980)		5,503

105 million yen of ineffective portion and amount excluded from effectiveness testing recognized in operations on derivative of foreign exchange contracts are included in other deductions.

Fair value hedging relationships:

Yen (millions)
Hedging instruments	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Commodity futures	Other income (deductions)	827

Total		827

Yen (millions)
Related hedged items	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Trade accounts receivable (payable)	Other income (deductions)	(788)

Total		(788)

Ineffective portion of changes in fair value of fair value hedges resulted in gains of 39 million yen.

Derivatives not designated as hedging instruments under ASC 815:

Yen (millions)
Derivatives	Amount of gain (loss) recognized in operations on derivative
	Location of gain or (loss) recognized in operations	Amount of gain (loss)
Foreign exchange contracts	Other income (deductions)	1,481
Cross currency swaps	Other income (deductions)	(1,954)
Interest rate swaps	Other income (deductions)	0
Commodity futures	Other income (deductions)	0

Total		(473)

(13)	Fair Value

ASC 820, “Fair Value Measurements and Disclosures” defines fair value and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are as follows:

Level 1 —	Quoted prices (unadjusted) in active markets for identical assets.

Level 2 —	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 —	Unobservable inputs for the asset or liability.

Assets and liabilities measured at fair value on a recurring basis

The following table presents assets and liabilities that are measured at fair value on a recurring basis at December 31 and March 31, 2012:

	Yen (millions)
	December 31, 2012
	Level 1	Level 2	Level 3	Total
Assets:
Available-for-sale securities:
Equity securities	91,907	—	—	91,907
Corporate and government bonds	—	1,714	—	1,714
Other debt securities	—	511	—	511

Total available-for-sale securities	91,907	2,225	—	94,132

Derivatives:
Foreign exchange contracts	—	3,758	—	3,758
Cross currency swaps	—	15,349	—	15,349
Commodity futures	2,046	2,182	—	4,228

Total derivatives	2,046	21,289	—	23,335

Total	93,953	23,514	—	117,467

Liabilities:
Derivatives:
Foreign exchange contracts	—	14,769	—	14,769
Commodity futures	2,251	1,010	—	3,261

Total derivatives	2,251	15,779	—	18,030

Total	2,251	15,779	—	18,030

	Yen (millions)
	March 31, 2012
	Level 1	Level 2	Level 3	Total
Assets:
Available-for-sale securities:
Equity securities	225,433	—	—	225,433
Corporate and government bonds	—	1,711	—	1,711
Other debt securities	—	593	—	593

Total available-for-sale securities	225,433	2,304	—	227,737

Derivatives:
Foreign exchange contracts	—	6,830	—	6,830
Cross currency swaps	—	304	—	304
Commodity futures	2,056	522	—	2,578

Total derivatives	2,056	7,656	—	9,712

Total	227,489	9,960	—	237,449

Liabilities:
Derivatives:
Foreign exchange contracts	—	11,733	—	11,733
Commodity futures	753	457	—	1,210

Total derivatives	753	12,190	—	12,943

Total	753	12,190	—	12,943

The Company’s existing marketable equity securities and commodity futures are included in Level 1, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.

Level 2 available-for-sale securities include all debt securities, which are valued using inputs other than quoted prices that are observable. Level 2 derivatives including foreign exchange contracts and commodity futures are valued using quotes obtained from brokers, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and market prices for commodity futures.

Assets and liabilities measured at fair value on a nonrecurring basis

The following table presents significant assets and liabilities that are measured at fair value on a nonrecurring basis for the nine months ended December 31, 2012:

	Yen (millions)
	Nine months ended December 31, 2012
	Total gains (losses)	Fair value
		Level 1	Level 2	Level 3	Total
Assets:
Long-lived assets	(99,333)	—	—	211,288	211,288
Goodwill	(237,778)	—	—	0	0

The Company classified most of assets and liabilities described above in Level 3 as the Company used unobservable inputs to value these assets when recognizing impairment losses related to the assets. The fair value for the major assets was measured through repurchase cost method, excess earnings method, relief-from-royalty method, discounted cash flow method, guideline public company method, and guideline merged and acquired company method.

For the three months ended December 31, 2012, there were no circumstances that required any significant assets and liabilities that are not measured at fair value on an ongoing basis to be measured and recognized at fair value.

The following table presents significant assets and liabilities that are measured at fair value on a nonrecurring basis for the nine months and three months ended December 31, 2011:

	Yen (millions)
	Nine months ended December 31, 2011
	Total gains (losses)	Fair value
		Level 1	Level 2	Level 3	Total
Assets:
Long-lived assets	(196,650)	—	—	178,580	178,580
Goodwill	(35,382)	—	—	10,468	10,468
Liabilities:
Other accrued expenses	(33,477)	—	—	33,477	33,477

	Yen (millions)
	Three months ended December 31, 2011
	Total gains (losses)	Fair value
		Level 1	Level 2	Level 3	Total
Assets:
Long-lived assets	(51,302)	—	—	13,030	13,030
Goodwill	(26,988)	—	—	10,468	10,468
Liabilities:
Other accrued expenses	(33,477)	—	—	33,477	33,477

The Company classified the assets and liabilities described above in Level 3, as the Company used unobservable inputs to value these assets and liabilities with the recognition of losses related to the assets and liabilities. The fair value for the major assets and liabilities was measured through an appraisal based on the repurchase cost or net realizable value, or the discounted cash flow method and guideline public company method.

The following table presents assets that are measured at fair value on a nonrecurring basis in Level 3 for the nine months ended December 31, 2012:

	Yen (millions)
	For the nine months ended December 31, 2012
	Fair value at December 31, 2012	Valuation technique	Unobservable inputs	Range
Assets:
Long-lived assets	211,288	Excess earnings method	Discount rate	10.0%
		Relief-from-royalty method	Discount rate	6.5%-10.0%

Goodwill	0	Discounted cash flow method	Weighted average cost of capital	6.2%-7.3%
		Guideline public company method	EBITDA multiple	2.6-6.2
		Guideline merged and acquired company method	EBITDA multiple	7.0-11.0

The fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Available-for-sale securities

The carrying amount is equal to the fair value which is estimated based on quoted market prices. The fair value is also described in Note 3.

Long-term debt, including current portion

The fair value of long-term debt is estimated based on quoted market prices or the present value of future cash flows using appropriate current discount rates. The Company classified long-term debt in Level 2.

Derivative financial instruments

The fair value of derivative financial instruments is estimated based on unadjusted market prices or quotes obtained from brokers, which are periodically validated by pricing models using observable inactive market inputs. The fair value is equal to the carrying amount and also described in Note 12.

Advances

The fair value of advances is estimated based on the present value of future cash flows using appropriate current discount rates. The Company classified advances in Level 2. The following table excludes advances for which carrying amount approximates fair value.

Financial instruments other than listed above (such as Cash and cash equivalents, Time deposits, Trade receivables, Short-term debt, Trade payables, Accrued expenses)

The carrying amount approximates fair value because of the short maturity of these instruments. The following table excludes these financial instruments.

	Yen (millions)
	December 31, 2012		March 31, 2012
	Carrying amount	Fair value	Carrying amount	Fair value
Non-derivatives:
Assets:
Available-for-sale securities	94,132	94,132	227,737	227,737
Liabilities:
Long-term debt, including current portion	1,113,891	1,093,508	1,157,393	1,175,868
Derivatives:
Assets:
Foreign exchange contracts	3,758	3,758	6,830	6,830
Cross currency swaps	15,349	15,349	304	304
Commodity futures:	4,228	4,228	2,578	2,578
Liabilities:
Foreign exchange contracts	14,769	14,769	11,733	11,733
Commodity futures:	3,261	3,261	1,210	1,210

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgments and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(14)	Commitments and Contingent Liabilities

The Company provides guarantees to third parties mainly on bank loans provided to associated companies and customers. The guarantees are made to enhance their credit. For each guarantee provided, the Company is required to perform under the guarantee if the guaranteed party defaults on a payment. Also, the Company sold certain trade receivables to independent third parties, some of which are with recourse. If the collectibility of those receivables with recourse becomes doubtful, the Company is obligated to assume the liabilities. At December 31, 2012, the maximum amount of undiscounted payments the Company would have to make in the event of default was 32,423 million yen. The carrying amount of the liabilities recognized for the Company’s obligations as a guarantor under those guarantees at December 31, 2012 was immaterial.

In connection with the sale and lease back of certain machinery and equipment, the Company guarantees a specific value of the leased assets. For each guarantee provided, the Company is required to perform under the guarantee if certain conditions are met during or at the end of the lease term. At December 31, 2012, the maximum amount of undiscounted payments the Company would have to make in the event that these conditions were met was 8,995 million yen. The carrying amount of the liabilities recognized for the Company’s obligations as guarantors under those guarantees at December 31, 2012 was 3,083 million yen.

The Company and certain subsidiaries are under the term of leasehold interest contracts for land of domestic factories and have obligations for restitution on their leaving. The asset retirement obligations cannot be reasonably estimated because the durations of use of the leased assets are not specified and there are no plans to undertake relocation in the future. Therefore, the Company did not recognize asset retirement obligations.

The Company and certain of its subsidiaries are subject to a number of legal proceedings including civil litigations related to tax, products or intellectual properties, or governmental investigations.

Since November 2007, the Company and MT Picture Display Co., Ltd. (MTPD), a subsidiary of the Company, are subject to investigations by government authorities, including the Japan Fair Trade Commission, the U.S. Department of Justice and the European Commission, in respect of alleged antitrust violations relating to cathode ray tubes (CRTs). Subsequent to these actions by the authorities, a number of class action lawsuits have been filed in the U.S. and Canada against the Company and certain of its subsidiaries. In fiscal 2010, the Japan Fair Trade Commission issued a cease and desist order against MTPD and assessed a fine against its three subsidiaries in South East Asia, but each named company filed for a hearing to challenge the orders which is currently subject to proceedings. Since February 2009, the Company is subject to investigations by government authorities, including the U.S. Department of Justice and the European Commission, in respect to alleged antitrust violations relating to compressors for refrigerator use. Subsequent to these actions by the authorities, a number of class action lawsuits have been filed in the U.S. and Canada against the Company and certain of its subsidiaries. The Company has paid a fine to the U.S. Department of Justice and the Competition Bureau Canada in fiscal 2011 to resolve alleged antitrust violations relating to compressors for refrigerator use. In fiscal 2012, the Company received notification of a European Commission Decision and accepted a fine on refrigerator compressors. The Company has been cooperating with the various governmental investigations. Depending upon the outcome of these different proceedings, the Company and certain of its subsidiaries may be subject to an uncertain amount of fines, and accordingly the Company has accrued for certain probable and reasonable estimated amounts for the fines. The ability to predict the outcome of these actions and proceedings is difficult to assess given that certain of the investigations and legal proceedings are still at an early stage, present novel legal theories, involve a large number of parties or taking place in jurisdictions outside of Japan where the laws are complex or unclear. Accordingly, the Company is unable to estimate the losses or range of losses for the actions and proceedings where there is only a reasonable possibility that a loss exceeding amounts already recognized may have been incurred.

Other than those above, there are a number of legal actions against the Company and certain subsidiaries. Management is of the opinion that damages, if any, resulting from these actions will not have a material effect on the Company’s consolidated financial statements.

(15)	Segment Information

In accordance with the provisions of ASC 280, “Segment Reporting,” the segments reported below are the components of the Company for which separate financial information is available that is evaluated regularly by the chief operating decision maker of the Company in deciding how to allocate resources and in assessing performance.

Segments correspond to categories of activity classified primarily by markets, products and brand names. The Company restructured its Group organization on January 1, 2012 resulting in eight reportable segments. “AVC Networks” provides imaging equipment such as flat-panel TVs, AVC network equipment including Blu-ray Disc recorders, digital cameras and PCs as well as in-flight entertainment systems and other business-use AV equipment; “Appliances” delivers the homemaking, cooking, beauty and grooming, health, air-conditioning equipment, and cooling and heating equipment; “Systems & Communications” delivers products and services of the system networks and mobile communications; “Eco Solutions” is comprised of four business groups, which are the lighting business, the energy systems business, the housing systems business, and the environmental systems business; “Automotive Systems” operates car-use-multimedia-related equipment, eco-car-related equipment and electrical component; “Industrial Devices” covers a wide range of products such as electronic components, semiconductors and optical devices; “Energy” develops a broad energy-based business including solar photovoltaic systems and lithium-ion batteries; and “Other” consists of Healthcare Company, Manufacturing Solutions Company, PanaHome Corporation and others.

By Segment:

Segment information for the nine months ended December 31, 2011 has been reclassified to conform to the presentation for the nine months ended December 31, 2012. Information by segment for the nine months ended December 31, 2012 and 2011 is shown in the tables below:

	Yen (millions)
	Nine months ended December 31
	2012	2011
Sales:
AVC Networks:
Customers	897,024	1,195,436
Intersegment	181,862	206,734

Total	1,078,886	1,402,170
Appliances:
Customers	927,178	873,793
Intersegment	269,881	313,595

Total	1,197,059	1,187,388
Systems & Communications:
Customers	355,182	450,103
Intersegment	154,675	149,772

Total	509,857	599,875
Eco Solutions:
Customers	934,776	934,846
Intersegment	205,300	201,787

Total	1,140,076	1,136,633
Automotive Systems:
Customers	561,039	423,159
Intersegment	10,684	23,630

Total	571,723	446,789
Industrial Devices:
Customers	856,936	893,203
Intersegment	173,229	192,268

Total	1,030,165	1,085,471
Energy:
Customers	240,665	239,947
Intersegment	194,150	221,839

Total	434,815	461,786
Other:
Customers	666,863	954,911
Intersegment	346,018	448,591

Total	1,012,881	1,403,502
Eliminations	(1,535,799)	(1,758,216)

Consolidated total	5,439,663	5,965,398

	Yen (millions)
	Nine months ended December 31
	2012	2011
Segment profit (loss):
AVC Networks	21,599	(40,466)
Appliances	70,288	76,387
Systems & Communications	(14,022)	(2,316)
Eco Solutions	42,642	38,497
Automotive Systems	11,859	3,211
Industrial Devices	17,939	(13,753)
Energy	6,440	(16,655)
Other	11,337	15,665
Corporate and eliminations	(46,129)	(21,030)

Total segment profit	121,953	39,540

Interest income	7,219	10,055
Dividends received	3,639	5,750
Other income	70,416	22,108
Interest expense	(18,349)	(21,560)
Impairment losses of long-lived assets	(99,333)	(196,650)
Goodwill impairment	(237,778)	(35,382)
Other deductions	(117,165)	(174,392)

Consolidated income (loss) before income taxes	(269,398)	(350,531)

Corporate expenses include certain corporate R&D expenditures and general corporate expenses.

Segment information for the three months ended December 31, 2011 has been reclassified to conform to the presentation for the three months ended December 31, 2012. Information by segment for the three months ended December 31, 2012 and 2011 is shown in the tables below:

	Yen (millions)
	Three months ended December 31
	2012	2011
Sales:
AVC Networks:
Customers	322,548	419,655
Intersegment	66,318	68,910

Total	388,866	488,565
Appliances:
Customers	300,060	293,244
Intersegment	83,030	92,984

Total	383,090	386,228
Systems & Communications:
Customers	103,480	143,422
Intersegment	49,103	51,269

Total	152,583	194,691
Eco Solutions:
Customers	325,293	316,371
Intersegment	74,513	77,690

Total	399,806	394,061
Automotive Systems:
Customers	185,831	161,619
Intersegment	3,145	7,543

Total	188,976	169,162
Industrial Devices:
Customers	284,594	267,883
Intersegment	52,005	65,909

Total	336,599	333,792
Energy:
Customers	72,023	75,181
Intersegment	70,277	78,891

Total	142,300	154,072
Other:
Customers	207,674	282,825
Intersegment	106,879	135,405

Total	314,553	418,230
Eliminations	(505,270)	(578,601)

Consolidated total	1,801,503	1,960,200

	Yen (millions)
	Three months ended December 31
	2012	2011
Segment profit (loss):
AVC Networks	1,689	(24,797)
Appliances	19,291	23,583
Systems & Communications	(4,070)	4,280
Eco Solutions	24,019	19,083
Automotive Systems	3,202	2,496
Industrial Devices	58	(13,099)
Energy	3,663	(6,895)
Other	1,942	972
Corporate and eliminations	(15,207)	(13,682)

Total segment profit	34,587	(8,059)

Interest income	2,073	3,319
Dividends received	1,101	1,936
Other income	37,348	11,366
Interest expense	(6,267)	(7,388)
Impairment losses of long-lived assets	(2,349)	(51,302)
Goodwill impairment	—	(26,988)
Other deductions	(57,220)	(114,072)

Consolidated income (loss) before income taxes	9,273	(191,188)

Corporate expenses include certain corporate R&D expenditures and general corporate expenses.

By Geographical Area:

Sales attributed to countries based upon the customer’s location for the nine months ended December 31, 2012 and 2011 are as follows:

	Yen (millions)
	Nine months ended December 31
	2012	2011
Sales:
Japan	2,795,343	3,080,197
North and South America	757,325	743,254
Europe	499,601	585,634
Asia and Others	1,387,394	1,556,313

Consolidated total	5,439,663	5,965,398

United States included in North and South America	635,985	614,523
China included in Asia and Others	733,296	827,473

Sales attributed to countries based upon the customer’s location for the three months ended December 31, 2012 and 2011 are as follows:

	Yen (millions)
	Three months ended December 31
	2012	2011
Sales:
Japan	917,164	1,043,822
North and South America	270,719	259,079
Europe	179,221	201,312
Asia and Others	434,399	455,987

Consolidated total	1,801,503	1,960,200

United States included in North and South America	225,854	211,779
China included in Asia and Others	218,676	241,802

There are no individually material countries of which should be separately disclosed in North and South America, Europe, and Asia and Others, except for the United States of America and China on sales.

Transfers between business segments or geographic segments are made at arms-length prices. There is no material concentration of sales to a single external major customer for the nine months and three months ended December 31, 2012 and 2011.